FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 10, 2004

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_ __   Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

  The following documentation is being submitted herewith:

Exhibits:

2004 Third Quarter Interim Report

Form 31.1, 31.2

Form 32.1, 32.2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

  President

Date:  November 10, 2004

2004 QUARTERLY REPORT	Q3
resourceful

Canada 's only 100% natural gas royalty trust.

PARAMOUNT ENERGY TRUST (PET) is a natural gas focused Canadian energy royalty trust which commenced operations in February 2003.PET 's operating practices are conservative, targeting maximum distributions and premium after-tax returns at an acceptable risk for all stakeholders.

When the Trust was formed in 2003, it acquired the vast majority of the shallow natural gas properties in Northeast Alberta owned by Paramount Resources Ltd. Those assets are well suited to a Trust. They are characterized by long production histories, a predictable production profile, high field netbacks, minimal ongoing capital requirements and strategic infrastructure ownership. PET operates over 90 percent of this extremely focused asset base, which permits hands-on asset management of capital programs, operating costs, debt and natural gas price volatility.

PET will grow through prudent investments in three areas:

Optimizing the value of its asset base through low-risk exploitation and infrastructure management;

Proactively managing its extensive undeveloped land base;

Pursuing value-adding corporate and proper t y acquisitions for both maintenance of production and growth.

PET 's state of the art trust structure features high management ownership and no external management fees or contracts. This directly aligns Management with Unitholders in a common objective - receiving superior returns from an investment in the Trust.

PET 's Trust Units are listed on the Toronto Stock Exchange under the symbol PMT.UN.

Highlights
	Three Months Ended September 30,			Nine Months Ended September 30,
(unaudited)	2004	2003	% Change	2004	2003	% Change
Financial ($Cdn thousands, except per Trust Unit amounts)
Revenue before royalties	59,156	48,812	21	160,292	166,784	(4)
Cash flow (2)	31,301	29,844	5	87,070	101,222	(14)
Per Trust Unit (1)	$0.52	$0.67	(22)	$1.72	$2.42	(29)
Net earnings (3)	2,890	11,993	(76)	9,821	55,246	(82)
Per Trust Unit (1)	$0.05	$0.27	(81)	$0.19	$1.32	(86)
Cash distributions	35,925	29,015	24	82,179	96,419	(15)
Per Trust Unit (4)	$0.580	$0.650	(11)	$1.580	$2.284	(31)
Net debt outstanding	167,021	37,168	349	167,021	37,168	349
Convertible debentures	45,251	-		45,251	-
Unitholders' equity	322,559	229,437	41	322,559	229,437	41
Capital expenditures
Exploration and development	1,260	(733)	271	16,195	8,041	101
Acquisitions	335,260	(38)		368,214	18,381
Operating
Production (5)
Oil and Natural gas (Bcfe)	9.6	8.1	19	25.8	23.8	8
Oil and Natural gas (MMcfe/d)	104.8	88.5	18	94.0	87.0	8
Average prices
Oil and Natural gas ($/Mcfe), before hedging	6.29	5.82	8	6.43	6.72	(4)
Oil and Natural gas ($/Mcfe), after hedging	6.14	6.00	2	6.22	7.02	(11)
Wells drilled (gross)
Gas	10	-	-	23	16	44
Service	-	-	-	-	1	(100)
Dry	-	-	-	-	-	-
Total	10	-	-	23	17	35
Success rate (%)	100	-	-	100	100	-
Undeveloped land holdings (thousands of net acres)	150	316	791	791	316	150
Supplemental
Trust Units outstanding at end of period (6)	64,566,895	44,638,376	45	64,566,895	44,638,376	45
Trust Units outstanding at November 10, 2004	65,115,694	-	-	65,115,694	-	-
Incentive Rights outstanding	1,565,500	965,500	62	1,565,500	965,500	62
Weighted average Trust Units (6)	59,738,337	44,638,376	34	50,529,515	41,891,123	21

(1), (2), (3), (4), (5), (6) see page 2

Q3 highlights
UNITHOLDER DIRECT BENEFITS
Record gas production:	PET averaged 104.8 MMcf/d of natural gas production in the third quarter. Current production is averaging 130 MMcf/d.
Increased rate of distributions:	Distributions increased 25%to $0.20 per Trust Unit per month.
Gas over bitumen financial solution:	The Government of Alberta amended the Natural Gas Royalty Regulations to provide for royalty reductions with respect to shut-in gas related to the gas over bitumen issue.
BUSINESS DEVELOPMENT
Completed acquisitions:	Closed the previously announced acquisitions of Cavell Energy Corporation and the Athabasca Assets for total consideration of more than $350 million. The Trust 's natural gas focus was also reinstated with the sale of Cavell 's oil assets in Southeast Saskatchewan for $32.75 million.
Saleski acquisition:	Completed a consolidating acquisition in PET 's West Side Core Area at Saleski adding over 2.5 MMcf/d of production and the opportunity to consolidate facilities for significant operating cost and fuel gas savings.
Unity drilling program:	Completed a ten well drilling program at Unity in West Central Saskatchewan. Six wells were tied-in in October adding 1.5 MMcf/d of production. Four additional wells have been completed awaiting additional facility capacity and test results.
Mitsue drilling program and facilities expansion:	PET completed the four wells that had been drilled late in the second quarter by Cavell Energy at Mitsue. Tie-in of the wells as well as expansion of the facilities at Mitsue are expected to add 3 MMcf/d in November.
FINANCING
Cavell acquisition:	PET issued 6.9 million Trust Units to Cavell shareholders as partial consideration for the corporate acquisition in July.
Bought deal financing:	The Trust issued 7.7 million Trust Units at $12.35 per Unit and $48 million in 8%convertible debentures for total gross proceeds of $144.3 million in connection with the acquisition of the Athabasca Assets in August.

(1)

Based on weighted average Trust Units outstanding for the period.

(2)

Management uses cash flow (before changes in non-cash working capital )to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GA AP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

(3)

Net earnings for nine and three month periods ended September 30, 2003 have been restated to reflect the retroactive application of a change in accounting policy relating to Asset Retirement Obligations.

(4)

Based on Trust Units outstanding at each cash distribution date.

(5)

Mcfe means thousand cubic feet equivalent, using the conversion factor of one bbl of oil being equivalent to 6 mcf of natural gas. The conversion factor used to convert oil to natural gas equivalent is not necessarily based upon either energy or price equivalents at this time.

(6)

The Trust Units indicated for periods prior to March 31,2003 are pro forma. Actual Units were issued by PET in the first and second quarters of 2003.

Corporate

The third quarter saw the successful completion of PET 's previously announced acquisitions of Cavell Energy Corporation and the Athabasca Assets in Northeast Alberta. Both acquisitions are performing as expected and the Trust 's natural gas production currently is in excess of 130 MMcf/d. The task of assimilating these two major acquisitions which increased the size of PET by more than 60 percent is considerable and the staff of the Trust is to be commended for their efforts in assuring that these assets are effectively absorbed into our operations.

The disposition of Cavell 's Southeast Saskatchewan oil assets for $32.75 million also closed during the quarter reinstating the Trust 's natural gas weighting to virtually 100 percent.PET continued its pursuit of value-adding acquisitions in the quarter, completing an operationally-synergistic consolidating acquisition of additional interests in the Saleski area of Northeast Alberta. In addition to bringing more than 2.5 MMcf/d of long reserve life production, this acquisition also allows for operational efficiencies with PET 's existing Saleski facility which will provide significant savings in unit operating costs and fuel gas in the area.

PET issued a total of 14.7 million Trust Units during the quarter in connection with the Cavell acquisition and the bought deal financing related to the acquisition of the Athabasca Assets. The financing was widely-distributed and the increased liquidity of the Trust Units has led to significant recent increases in trading volumes. The Trust is now of the size to command additional investor interest with a market capitalization in excess of $1 billion.

Participation in the Trust 's industry-leading DRIP Plan has also increased considerably. The combination of reinvestment of distributions by Unitholders at 94%of market and optional cash purchases at the same discount are presently generating approximately $1 million per month of cost-effective equity capital for PET.

PET increased its monthly distribution for the month of July 2004 to $0.18 per Trust Unit to reflect the accretive effect of the Cavell acquisition and then to $0.20 per Trust Unit for the month of August 2004 to account for the accretion from the acquisition of the Athabasca Assets. Additional $0.20 distributions were paid for the month of September and declared for the month of October, to be paid on November 15,2004.It is expected that this level of monthly distributions of $0.20 per Unit per month will be sustainable for the remainder of 2004 and the foreseeable future assuming the current forward market for natural gas prices. The current level of distributions does not yet take into account any future positive financial effects which would be forthcoming as a result of the recently enacted amendments to the Natural Gas Royalty Regulations with respect to natural gas in the Wabiskaw-McMurray formation in the Athabasca Oil Sands Area of Northeast Alberta should the Minister of Energy choose to issue an order prescribing additional royalty calculation components as described below.

Gas over Bitumen Issue

In early October 2004 the Government of Alberta enacted amendments to the Natural Gas Royalty Regulation, 2002 (the "Regulations ") with respect to natural gas in the Wabiskaw-McMurray formation in the Athabasca Oil Sands Area of Northeast Alberta. The amended Regulations provide a mechanism whereby the Alberta Minister of Energy (the "Minister") at his own discretion can prescribe additional royalty calculation components that would result in a reduction in the royalty calculated through the Crown royalty system for operators of gas wells with respect to completed wells which have been denied the right to produce by the Alberta Energy and Utilities Board (the "AEUB ")as a result of recent bitumen conservation decisions.

If the Minister exercises his discretion to issue a Ministerial Order prescribing the additional royalty calculation components, thereby implementing the technical change to the royalty calculation, Alberta Crown royalty monthly invoices for affected operators would be adjusted to include a reduction of Alberta Gas Crown Royalties equivalent to a portion of individual operator 's lost cash flow from the shut-in gas production. The Minister has not yet announced if or when he intends to exercise his discretion with respect to prescribing the additional royalty calculation components for the purposes of the amended Regulations. PET can provide no assurance as to certainty, timing or effect of such application.

The formula for calculation of the royalty reduction provided in the Regulations is:

0.5 x ((deemed production volume x 0.80)x (ARP (1) -$0.4293/GJ))

(1) ARP =Alberta Gas Reference Price

According to the formula adjustments to PET 's Crown royalties otherwise payable could be approximately $1.3 million per month or $0.02 per Trust Unit per month should the amended Regulations be implemented by a Ministerial Order. It is anticipated that this would be retroactive to the date of shut-in and replace the interim financial assistance of $0.60 per Mcf of foregone production currently in place through the royalty system. At such time as a Ministerial Order is issued, PET will factor any royalty adjustments into the determination of future monthly distributions to Unitholders.

On recommencement of production from zones previously ordered to be shut-in,gas producers will pay an incremental royalty to the Crown along with Alberta Gas Crown Royalties otherwise payable based on the number of years that gas production was shut-in. The incremental rate of royalty will be established at 1%after the first year of shut-in increasing at 1%per annum based on the period of time such zones remained shut-in to a maximum of 10%.The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

On October 14,2004 the AEUB issued Decision 2004-088 which provides details with respect to the Phase 3 final proceeding under its bitumen conservation requirements. At this final hearing the AEUB intends to make final decisions and issue final orders confirming the productive status of every interval within the scope of the proceedings. Each party that wishes to have the productive status of a particular interval or intervals considered in the final hearing must file its declaration listing those intervals and its supporting evidence by February 14, 2005. Then by February 21, 2005 each party must advise the AEUB of the date on which it would be prepared to file its response submission and the date on which it believes the hearing should commence. PET has formed a small technical team which is currently formulating the Trust's strategy for the final hearing.

Capital Expenditures and Drilling

Development expenditures totaled $16.2 million for the nine months ended September 30,2004.For the three months ended September 30, 2004 development expenditures were $1.3 million. PET participated in the drilling of 10 wells (10 net) resulting in 10 natural gas wells (10 net) in the third quarter. Drilling activity consisted of a ten well program in the Unity area of West Central Saskatchewan targeting the Viking formation. Six wells have been tied-in at Unity and are expected to add 1.5 MMcf/d of production in November. Four additional wells have been completed awaiting additional facility capacity.

In addition PET completed the four wells that had been drilled late in the second quarter by Cavell Energy at Mitsue, south of the Trust's Athabasca Assets. Tie-in of the wells as well as expansion of the production facilities at Mitsue are expected to add 3 MMcf/d of production in November.

Operations

Natural gas production increased eight percent during the nine months ended September 30,2004 to 94.0 MMcf/d from 87.0 MMcf/d in the first nine months of 2003. Natural gas production for the third quarter averaged 104.8 MMcf/d, up from 88.5 MMcf/d in the third quarter of 2003.Current production is averaging 130 MMcf/d.

Gas production shut-in with respect to the gas over bitumen issue averaged over nine MMcf/d for the nine months ended September 30, 2004 including 4.5 MMcf/d shut in on September 1,2003 and a further 13 MMcf/d shut in effective July 1,2004.The impact of the shut-ins has been mitigated by segregation of certain affected zones and more importantly by the several asset acquisitions made during the year. While the gas affected by gas over bitumen issues will remain shut-in for an indeterminate period of time, implementation of the royalty amendments would greatly mitigate the impact on cash flow.

The Trust's base assets continued to meet expectations with additions from the first quarter's drilling and successful field operation optimization programs offsetting natural declines. Removing the effect of acquisitions and the gas over bitumen shut-in, production for the first nine months of 2004 averaged 86 MMcf/d, virtually unchanged from the average daily production for the first nine months of 2003.This indicates that the cash flow reinvestment in PET's base assets, approximately 15%of annual cash flow from those assets, was sufficient to maintain the production level of the base assets.

Management 's Discussion and Analysis

Oil and natural gas revenue decreased 4 percent to $160.3 million for the nine months ended September 30,2004,compared to $166.8 million for the nine months ended September 30,2003.Lower natural gas prices decreased revenue by $20.5 million while increased production volumes resulted in a $14.0 million increase in revenue. Oil and natural gas revenue increased 21 percent to $59.2 million for the three months ended September 30,2004 compared to $48.8 million for the three months ended September 30,2003.

Realized natural gas prices decreased by 11 percent for the nine months ended September 30,2004 to $6.22 per Mcf from $7.02 per Mcf in 2003.PET's blend of aggregator contracts, forward sales and AECO monthly index and daily spot market sales resulted in a realized natural gas price of approximately 99 percent of the average monthly Alberta Reference Price for the first nine months of 2004 versus 109 percent for the first nine months of 2003. Average Alberta Reference Prices decreased 3 percent from $6.46 per Mcf for the nine months ended September 30,2003 to $6.27 per Mcf for the nine months ended September 30, 2004. The decrease in PET's gas prices exceeded that for the reference price as the Trust hedged a portion of its production at prices which turned out to be below actual realized spot market prices during the first three quarters of 2004. Before hedging, PET's realized natural gas price was $6.43 per Mcf for the nine months ended September 30,2004 compared to $6.72 per Mcf for the same period in 2003.

For the nine months ended September 30,2004,the average royalty rate was 16.4 percent compared to 18.5 percent for the nine months ended September 30, 2003. Royalty rates in Alberta are calculated on a sliding scale sensitive to prices. Consequently, the decrease in the average royalty rate is consistent with the decrease in the Alberta Reference Price in 2004 compared to 2003.

Total production costs increased $6.6 million in the nine months ended September 30,2004 compared to the same period in 2003. Unit production costs were $1.09 per Mcf in the nine months ended September 30,2004 compared to $0.90 per Mcf for the same period in 2003.Unit production costs were $0.98 per Mcf in the third quarter of 2004 compared to $0.97 per Mcf in the second quarter. Unit production costs have increased slightly in 2004 due to a higher unit production cost in the Marten Hills area associated with third party processing arrangements and fixed operating costs related to the operation of plants on the East Side with reduced throughput volumes due to the gas over bitumen shut-ins.

The lower commodity prices combined with higher unit production costs, offset by lower average royalty rates and higher production volumes resulted in a $8.8 million decrease in operating income from $108.0 million for the nine months ended September 30, 2003 to $99.2 million for the nine months ended September 30, 2004.

($Cdn millions)
Production increase	$14.0
Price decrease	(20.5)
Royalty decrease	4.5
Transportation cost increase	(0.2)
Operating cost increase	(6.6)
Decrease in net operating income	$(8.8)

General and administrative expenses were $5.8 million in the first nine months of 2004 compared to $2.8 million in 2003.The scale of PET's operations has increased considerably in 2004 with the expansion of its productive base both in size and geographically. However, the level of administrative expenditures were higher in the third quarter than they are expected to be in the future due to the rationalization of the Cavell and Athabasca operations into PET. PET has expensed $4.0 million in 2004 related to Trust Unit-based compensation costs charged to earnings under new accounting rules adopted for 2004.

Interest expense was $3.2 million in the first nine months of 2004 compared to $2.1 million in 2003.In 2004,interest expense increased due to the debt financing of portions of the Marten Hills, Cavell and Athabasca acquisitions. Further, in 2003 PET did not commence bank borrowing until March 11, 2003.

The above factors combined to decrease cash flow from operations to $87.1 million for the nine months ended September 30, 2004 from $101.2 million in the 2003 period, a 14 percent decrease. Depletion, depreciation and accretion expense increased from $45.1 million in the first three quarters of 2003 to $72.7 million in 2004 due to increases in the Trust's asset base and depletion rate. The increase in the depletion rate was related to the reduction in proved reserves resulting from the new NI 51-101 reserve evaluation standards and the reclassification of gas reserves related to the gas over bitumen issue from the proved to the probable reserve category. Only proved reserves are taken into account in the calculation of depletion.

Net earnings were $9.8 million in the first nine months of 2004 compared to $55.2 million in the 2003 period.

Liquidity and Capital Resources

PET has a demand credit facility with a syndicate of Canadian Chartered Banks. The credit facility presently has a borrowing base of $220 million. The facility consists of a demand loan of $210 million and a working capital facility of $10 million. Debt, net of working capital was $167.6 million at September 30, 2004 excluding the Trust's convertible debentures. In addition to amounts outstanding under the facility, PET has outstanding letters of credit in the amount of $2.85 million. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and after acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility.

In addition $45.3 million remained outstanding under the Trust's 8% convertible debentures at September 30. Approximately $2.7 million of debentures were converted to Trust Units at a price of $14.20 per Trust Unit during the third quarter. An additional $6.7 million in debentures were converted following the end of the quarter.

Cumulative distributions for the first nine months of 2004 totalled $82.2 million or $1.58 per Trust Unit. A distribution of $0.20 per Unit for the month of October, payable on November 15,2004 was announced on October 20,2004.

Outlook

Natural gas prices have increased considerably in recent weeks with continued strength in demand, concerns over stability of North American supply, speculation concerning winter weather and support from crude oil prices which have recently reached historical all -time highs. PET has taken the opportunity to enter into a number of hedging transactions for the winter of 2004/2005 and the summer of 2005 in order to enhance the economics of recent acquisitions and ensure the continuation of at least the current level of monthly distributions for the foreseeable future. The Trust 's hedging portfolio is a combination of fixed price contracts and costless collars, all settled in Canadian dollars at AECO. PET currently has in place the following hedge positions for the upcoming winter through summer 2005:

Volume	Term	Fixed ($/GJ)	Floor ($/GJ)	Ceiling ($/GJ)
7,500 GJ/d	Apr-Dec 04		$5.00	$7.10
35,000 GJ/d	Nov 04 - Mar 05	$7.38
5,000 GJ/d	Nov 04 - Mar 05		$6.60	$8.35
10,000 GJ/d	Nov 04 - Mar 05		$6.75	$8.50
5,000 GJ/d	Nov 04 - Mar 05		$6.75	$10.60
10,000 GJ/d	Apr - Jun 05	$6.81
5,000 GJ/d	Apr - Oct 05	$6.95
5,000 GJ/d	Apr - Oct 05		$6.50	$7.30

 Significant planning has been underway for several months to execute a winter capital spending program of approximately $40 -$45 million throughout the Trust 's asset base.At current natural gas prices and today 's production levels of 130 MMcf/d,PET 's current payout ratio is approximately 75 percent of estimated cash flow before consideration of increased cash flow that may result from any any royalty reductions from the recently enacted amendments to the natural gas royalty regulations with respect to the gas over bitumen issue.The Trust is hopeful that the Minister of Energy will issue a Ministerial Order to initiate the final gas over bitumen financial solution as described in the revised royalty regulations prior to year end.

Pending finalization of the Trust 's 2005 winter capital program, sustained high gas prices and enactment of the royalty reductions could be factored into PET 's distributions to Unitholders in the coming months.The Trust continues to target a payout ratio of approximately 80 -85 percent of cash flow as reinvestment of approximately 15 percent of cash flow has historically mitigated most of the natural decline in the production base.

Susan Riddell Rose

November 10, 2004

Consolidated
As at
($ thousands)	September 30, 2004	December 31, 2003
	(unaudited)
Assets
Current Assets
Accounts Receivable	$36,264	$19,029
Property, Plant and Equipment (Note 4)	568,324	241,955
	$604,588	$260,984

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	$19,012	$8,726
Distributions Payable	12,913	8,928
Debenture Interest Payable	547	-
Bank and Other Debt (Note 6)	170,813	55,564
	203,285	73,218

Asset Retirement Obligations (Note 10)	33,493	21,701
Convertible Debentures (Note 7)	45,251	-

Unitholdersf Equity
Unitholdersf Capital (Note 8)	486,085	260,018
Contributed Surplus (Note 3)	5,525	-
Equity Adjustments (Notes 1 and 4)	(16,172)	(16,172)
Accumulated Earnings Net of Distributions	52,502	45,421
Accumulated Distributions	(205,381)	(123,202)
	322,559	166,065
	$604,588	$260,984

See Accompanying Notes

Basis of Presentation: Notes 1 and 2 Gas over Bitumen Issue: Note 12

John W. Peltier Director	Donald J. Nelson Director

Paramount Energy Trust

Consolidated Balance Sheets

As at	September 30, 2004	December 31, 2003
($ thousands)	(unaudited)	(audited)

Assets
Current Assets
Accounts Receivable	$ 36,264	$ 19,029
Property, Plant and Equipment (Note 4)	568,324	241,955
	$ 604,588	$ 260,984

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	$ 19,012	$ 8,726
Distributions Payable	12,913	8,928
Debenture Interest Payable	547	-
Bank and Other Debt (Note 6)	170,813	55,564
	203,285	73,218

Asset Retirement Obligations (Notes 10)	33,493	21,701
Convertible Debentures (Note 7)	45,251	-

Unitholders' Equity
Unitholders' Capital (Note 8)	486,085	260,018
Contributed Surplus (Note 3)	5,525	-
Equity Adjustments (Notes 1 and 4)	(16,172)	(16,172)
Accumulated Earnings	52,502	45,421
Accumulated Distributions	(205,381)	(123,202)
	322,559	166,065
	$ 604,588	$ 260,984
See Accompanying Notes Basis of Presentation: Notes 1 and 2 Gas over Bitumen Issue: Note 12

Paramount Energy Trust

Consolidated Statements of Earnings and Accumulated Earnings

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2004	2003	2004	2003
($ thousands except per unit amounts)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(restated)		(restated)

Revenue
Natural Gas	$ 59,156	$ 48,812	$ 160,292	$ 166,784
Royalties	(10,298)	(7,807)	(26,319)	(30,864)
	48,858	41,005	133,973	135,920

Expenses
Operating	9,436	6,709	27,969	21,353
Transportation Costs (Note 3b)	2,452	1,977	6,794	6,567
Exploration Expenses	1,046	1,555	2,119	2,324
General and Administrative	2,853	705	5,781	2,816
Trust Unit Compensation (Notes 3a and 9)	2,571	-	4,014	-
Gas over Bitumen Costs (Note 12)	65	423	1,044	423
Interest	1,372	614	3,150	2,104
Interest on Convertible Debentures	600	-	600	-
Depletion, Depreciation and Accretion	25,573	17,029	72,681	45,087
	45,968	29,012	124,152	80,674
Net Earnings	2,890	11,993	9,821	55,246

Accumulated Earnings Net of Distributions at Beginning of Period, as previously reported	(119,844)	579	(77,781)	238,203
Retroactive Effect of Change in Accounting Policies (Notes 3 and 10)	-	323	(2,740)	(3,640)
Accumulated Earnings Net of Distributions at Beginning of Period, as restated	(119,844)	902	(80,521)	234,563
Reduction in Net Investment on Restructuring (Note 1)	-	-	-	(209,510)
Distributions Paid or Payable	(35,925)	(29,015)	(82,179)	(96,419)

Accumulated Earnings Net of Distributions at End of Period	$(152,879)	$ (16,120)	$(152,879)	$ (16,120)

Earnings Per Trust Unit (Note 8c)
Basic	$ 0.05	$ 0.27	$ 0.19	$ 1.32
Diluted	$ 0.05	$ 0.27	$ 0.19	$ 1.30

Distributions Per Trust Unit	$ 0.58	$ 0.65	$ 1.58	$ 2.284

See Accompanying Notes

Paramount Energy Trust

Consolidated Statements of Cash Flows

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2004	2003	2004	2003
($ thousands)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(restated)		(restated)

Cash Provided By (Used For)
Operating Activities
Net Earnings	$ 2,890	$ 12,316	$ 9,821	$ 55,246
Items not Involving Cash
Depletion, Depreciation and Accretion	25,573	16,706	72,681	45,087
Trust Unit Compensation	2,571	-	4,014	-
Items not Associated with Operations
Exploration Expenses	267	822	554	889
Funds from Operations	31,301	29,844	87,070	101,222
Change in Non-Cash Working Capital	(11,982)	(3,933)	(6,021)	(11,492)
	19,319	25,911	81,049	89,730

Financing Activities
Issue of Trust Units	94,097	(261)	143,505	260,018
Distributions to Unitholders	(33,266)	(29,015)	(79,520)	(96,419)
Issue of Convertible Debentures	43,384	-	43,384	-
Change in Bank and Other Debt	132,400	4,915	115,249	34,316
Change in Non-Cash Working Capital	5,555	(2,232)	4,532	8,928
	242,170	(26,593)	227,150	206,843

Funds Available for Investment	261,489	(682)	308,199	296,573

Investing Activities
Exploration Expenses	(267)	(822)	(554)	(889)
Acquisition of Properties	(302,510)	771	(335,464)	(287,643)
Disposition of Properties	32,750	-	32,750	-
Change in Non-Cash Working Capital and Asset Retirement Obligation	9,798	-	11,264	-
Exploration and Development Expenditures	(1,260)	733	(16,195)	(8,041)
	$ (261,489)	$ 682	$ (308,199)	$(296,573)

See Accompanying Notes

PARAMOUNT ENERGY TRUST

Notes to Consolidated Financial Statements

(dollar amounts in Cdn $ except as noted)

1.

PARAMOUNT ENERGY TRUST

Paramount Energy Trust ("PET" or the "Trust") is an unincorporated trust formed under the laws of the Province of Alberta pursuant to a trust indenture dated June 28, 2002, as amended, and whose trustee is Computershare Trust Company of Canada.  The beneficiaries of PET are the holders of the Trust Units of PET (the "Unitholders").  PET was established for the purposes of issuing Trust Units and acquiring and holding royalties and other investments. The consolidated financial statements of PET consist of 100 percent ownership of Paramount Energy Operating Corp. (the "Administrator") and the 100 percent ownership of the beneficial interests of Paramount Operating Trust ("POT"). PET utilizes a calendar fiscal year for financial reporting purposes.

The Administrator was incorporated primarily to act as trustee of POT.  As trustee of POT, the Administrator will hold legal title to the properties and assets of POT on behalf of and for the benefit of POT and will administer, manage and operate the oil and gas business of POT.  In addition, the Administrator will provide certain management and administrative services for PET and its trustee pursuant to a delegation of power and authority to it under the PET indenture.

On July 1, 2002, PET entered into an agreement with a subsidiary of PET's then-parent Paramount Resources Ltd. ("PRL") to acquire corporate assets. As the transaction was between related parties, the assets acquired were recognized at a value equal to their net book value in the books of the vendor.  This resulted in an increase in the carrying value of the assets of $1.3 million and an equivalent increase in Unitholders' Equity.

The issuance of a receipt for a prospectus was made by Canadian regulatory authorities on January 29, 2003 and by regulators in the United States on February 3, 2003. Subsequent to the issuance of these receipts, PET, POT, the Administrator and PRL completed a series of transactions pursuant to which PET, on a consolidated basis, acquired oil and gas properties and related assets with an estimated value of $301,000,000 from PRL.  PET raised equity of approximately $150,000,000 from the exercise of rights and obtained bank financing of approximately $100,000,000, as follows:

  On February 3, 2003, PRL, effective July 1, 2002, sold its interest in certain assets (the "Initial Assets") to POT for consideration consisting of a promissory note in PRL's favor of $81,000,000.  Interest on the $81,000,000 purchase price accrued at a rate of 6.5 percent per annum.  At that time a secured guarantee was given by both POT and PET in respect of $20,000,000 of PRL's indebtedness to PRL's lenders.  At the same time PRL and POT executed the Take-Up Agreement which required PRL to sell and POT to purchase 100 percent of PRL's interest in certain additional assets (the "Additional Assets").  The purchase price was $220,000,000.  POT paid a $5,000,000 deposit on the purchase price of these assets through the issuance of a non-interest bearing promissory note.  As related party transactions, the purchase price of the acquired assets was adjusted to reflect the seller's net book value of the assets.  This resulted in a reduction in the carrying value of petroleum and natural gas properties of $17.5 million.  This amount was recorded as a reduction in Unitholders' Equity;

  POT, effective July 1, 2002, granted to PET a royalty of 99 percent of the net revenue less permitted deductions with respect to debt payments, capital expenditures and certain other amounts from the Canadian resource properties comprised in the Initial Assets and all after-acquired Canadian resource properties of POT including the Additional Assets described below (the "Royalty") in exchange for consideration consisting of $64,152,000 to be paid in accordance with an agreement between POT, PET and PRL whereby PET issued and delivered to PRL a first promissory note in the amount of $30,000,000 and a second promissory note in the amount of $34,152,000.  The first promissory note carried annual interest equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875 percent.  This payment reduced the amount of indebtedness that POT owed to PRL to approximately $16,848,000 which was represented by a promissory note that carried annual interest from the date of issue equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875 percent.  PET granted a security interest to PRL in PET's assets as security for its indebtedness under the first promissory note and POT granted a guarantee to PRL for such indebtedness and granted PRL a security interest over its assets for the guarantee;

  PET issued 6,636,045 Trust Units to PRL in full repayment of the indebtedness under the second promissory note;

  PET purchased from PRL the remaining $16,848,000 indebtedness owed by POT to PRL in exchange for the issuance and delivery to PRL of an additional 3,273,721 Trust Units;

  PRL did, on February 4, 2003, by way of a dividend, distribute all of the PET Trust Units held by PRL, being all 9,909,767 Trust Units, to the holders of PRL common shares;

  PET issued to each of the holders of the Trust Units distributed by PRL, three rights to subscribe for additional PET Trust Units.  Each right entitled the holder to purchase one additional PET Trust Unit at a subscription price of $5.05 per Trust Unit.  On March 11, 2003, PRL did, effective July 1, 2002, sell to POT 100 percent of PRL's interest in the Additional Assets for an aggregate consideration of $220,000,000.  This was funded by the exercise and payment of 100 percent of the rights granted, resulting in proceeds of $150,129,475 (before issue costs). These funds together with bank financing of $100,000,000 were also used to repay the $30,000,000 promissory note to PRL and to complete the acquisition of the Additional Assets.

Effective March 19, 2003 POT acquired a 100 percent interest in the Ells property in northeast Alberta from PRL for $19.9 million.

2.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These interim consolidated financial statements of PET have been prepared by management in accordance with Canadian generally accepted accounting principles following the same accounting principles and methods of computation as the consolidated financial statements for the year ended December 31, 2003 unless otherwise disclosed. The disclosures provided below are incremental to those included with the annual consolidated financial statements.   The specific accounting principles used are described in the annual consolidated financial statements of the Trust appearing on pages 33 through 35 of the Trust's 2003 annual report and should be read in conjunction with these interim financial statements.

3.

CHANGE IN ACCOUNTING POLICY

a)

Trust Unit-based compensation

At January 1, 2004, the Trust adopted the revised Canadian accounting standard for Incentive Rights granted without restatement of prior periods.  The effect of the change resulted in an increase to contributed surplus and an offsetting decrease to retained earnings of $2.7 million.  A reconciliation of contributed surplus resulting from adoption is provided below:

Balance, as at January 1, 2004	$ -
Adoption of change in accounting policy	2,740
Balance, as at January 1, 2004, as restated	2,740
Trust Unit-based compensation expense	4,014
Transfer to share capital on exercise of Incentive Rights	(1,229)
Balance, as at September 30, 2004	$ 5,525

b)

Transportation Costs

New accounting standards effective for fiscal years beginning on or after October 1, 2003 focus on what constitutes Canadian generally accepted accounting principles and its sources, including the primary sources of generally accepted accounting principles.  In prior years, it had been industry practice to record revenue net of related transportation costs.  In accordance with the new accounting standard, revenue is now reported before transportation costs with separate disclosure in the consolidated statement of earnings and accumulated earnings of transportation costs.  Natural gas revenue and transportation costs correspondingly increased by $6.8 million for the nine months ended September 30, 2004 (2003 - $6.6 million) and $2.5 million for the three months ended September 30, 2004 (2003 - $2.0 million) as a result of this change.  This change in classification has no impact on net earnings, earnings per Trust Unit or working capital. The comparative figures have been restated to conform to the presentation adopted for the current period.

4.

PROPERTY, PLANT AND EQUIPMENT

	September 30, 2004	December 31, 2003

Petroleum and Natural Gas Properties	$ 952,894	$ 565,687
Asset Retirement Costs	32,026	21,701
Corporate Assets	3,636	3,585
Adjustment to Net Book Value (Note 1)	(16,172)	(16,172)
	972,384	574,801
Accumulated Depletion and Depreciation	(404,060)	(332,846)
	$ 568,324	$ 241,955

Property, plant and equipment costs at September 30, 2004 included $72.5 million (September 30, 2003 - $47.6 million) currently not subject to depletion.

5.

ACQUISITIONS AND DISPOSITIONS

On July 16, 2004 PET acquired Cavell Energy Corporation ("Cavell") for consideration of 6,931,933 Trust Units with an ascribed value of $78.7 million plus acquisition costs, net of stock option proceeds, of $8.0 million.  Cavell was a public oil and gas exploration and production company active in Western Canada.  This transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

NET ASSETS ACQUIRED AND LIABILITIES ASSUMED

($000's)

Property, plant and equipment

143,822

Land

$   13,000

Working capital deficiency

(5,572)

Bank debt

(28,729)

Asset retirement obligation

(5,847)

$ 116,674

CONSIDERATION

Acquisition costs

$     8,000

Cash

 30,000

Trust Units issued

 78,674

$  116,674

On August 17, 2004 the Trust closed the acquisition of producing petroleum and natural gas properties and assets in Northeast Alberta (the "Athabasca Acquisition") for an aggregate purchase price of $208.3 million.  The acquisition was financed through the issuance of 7,795,547 Trust Units for gross proceeds of $96,275,005, in addition to the issuance of $48,000,000 in 8 percent Convertible Extendible Unsecured Subordinate Debentures (see Note 7), and through existing credit facilities.

On September 30, 2004 the Trust closed the acquisition of producing petroleum and natural gas properties in the Saleski area of Northeast Alberta for an aggregate purchase price of $20.0 million.  The acquisition was financed through existing credit facilities.

Each of the above represent Management's preliminary estimates of the net assets acquired. The allocation of the purchase prices will be finalized after the fair values of the assets and liabilities have been definitively determined. Accordingly, the above allocations are subject to change.

On August 24, 2004 PET concluded the sale of the oil producing properties in Southeast Saskatchewan acquired as part of the Cavell acquisition for $32.75 million.

6.

BANK AND OTHER DEBT

PET has a revolving credit facility with a syndicate of Canadian Chartered Banks.  As at the date of this report the revolving credit facility had a borrowing base of $220 million.  The facility consists of a demand loan of $210 million and a working capital facility of $10 million.  In addition to amounts outstanding under the facility, PET has outstanding letters of credit in the amount of $2.85 million.  Collateral for the credit facility is provided by a floating-charge debenture covering all existing and after acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility.

Advances under the facility are made in the form of Banker's Acceptances (BA), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust's current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the Lenders' prime rate.  The average interest rate at September 30, 2004 was 3.78 percent.

7.

CONVERTIBLE DEBENTURES

On August 10, 2004, PET issued $48 million of 8.0 percent Convertible Extendible Unsecured Subordinated Debentures (the "Convertible Debentures") for net proceeds of $46.1 million.  The Convertible Debentures have a maturity date of September 30, 2009.

The Convertible Debentures bear interest at 8.0 percent per annum, paid semi-annually on March 31 and September 30 of each year and are subordinated to substantially all other liabilities of PET, including its credit facility.

The Convertible Debentures are convertible at the option of the holder into PET Trust Units at any time prior to September 30, 2009 at a conversion price of $14.20 per unit.  The Convertible Debentures are not redeemable by PET on or before September 30, 2007 but may be redeemed in whole or in part at the option of PET at a price of $1,050 per Convertible Debenture after September 30, 2007 and prior to September 30, 2008 at a price of $1,025 per Convertible

Debenture thereafter until their maturity.  Redemption and conversions entitle the holder to accrued and unpaid interest to and including the effective date.

At the option of PET, the repayment of the principal amount of the Convertible Debentures may be settled in Trust Units.  The number of Trust Units to be issued upon redemption by PET will be calculated by dividing the principal by 95 percent of the weighted average trading price.  The interest payable may also be settled with the issuance and sale of sufficient Trust Units to satisfy the interest obligation.  At September 30, 2004, the fair market value of the Convertible Debentures was $48.6 million.

8.

UNITHOLDERS' CAPITAL

a)    Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units. No Special Voting Units have been issued to date.

b)    Issued and Outstanding

The following is a summary of changes in Unitholders' Capital during the period ended September 30, 2004:

	Number
Trust Units	Of Units	Amount
Balance, December 31, 2003	44,638,376	$ 260,018,741
Units Issued Pursuant to Unit Offering	12,295,547	146,675,005
Units Issued Pursuant to Corporate Acquisition	6,931,633	78,674,035
Units Issued Pursuant to Unit Incentive Plan	141,375	1,670,739
Units Issued Pursuant to Distribution Reinvestment Plan	366,375	4,310,656
Units Issued Pursuant to Conversion of Debentures	193,589	2,749,000
Trust Unit Issue Costs	-	(8,013,249)
Balance, September 30, 2004	64,566,895	$ 486,084,927

c)

Per Unit Information

Per Unit amounts for all periods prior to March 31, 2003 have been presented on a pro-forma basis as if the Trust Units outstanding at March 31, 2003 were all outstanding for each period shown (see Note 1). Basic earnings per Unit were calculated using the weighted average number of Trust Units outstanding during the nine month period ended September 30, 2004 of 50,529,515, (2003 - 41,891,123) during the three month period ended September 30, 2004 of  59,738,337, (2003 - 44,638,376). The Trust uses the treasury stock method where only "in the money" dilutive instruments impact the diluted calculations.  In computing diluted earnings from operations per Unit 123,835 net Units were added to the weighted average number of Trust Units outstanding during the nine month period ended September 30, 2004 (2003 - 480,277) for the dilutive effect of Incentive Rights and 405,313 net Units were added to the weighted average number of Trust Units outstanding during the three month period ended September 30, 2004 (2003 - 480,277) for the dilutive effect of Incentive Rights.

9.

UNIT INCENTIVE PLAN

At September 30, 2004 PET had granted 1,565,500 Incentive Rights to purchase PET Trust Units to directors, officers and employees of the Administrator under its Unit Incentive Plan.

The Incentive Rights will only be dilutive to the calculation of earnings per Trust Unit if the exercise price is below the fair value of the Unit.

At September 30, 2004 a total of 3,963,838 units had been reserved under the Unit Incentive Plan. As at September 30, 2004 100,000 Incentive Rights granted under the Unit Incentive Plan had vested but were unexercised, nil as of September 30, 2003.

Incentive Rights
	Average grant price	Incentive Rights
Balance, December 31, 2003	$ 6.04	1,145,500
Granted	$ 11.75	561,375
Exercised	$ 5.05	(141,375)
Cancelled	-	-
Balance, September 30, 2004	$ 8.18	1,565,500
Incentive Rights exercisable, end of period	$ 5.05	100,000

The following summarizes information about Incentive Rights outstanding at September 30, 2004:

Range of Exercise Prices	Number outstanding at September 30, 2004	Weighted average contractual life (years)	Weighted average exercise price/ Right	Number exercisable at September 30, 2004	Weighted average exercise price/Right
$1.90	824,125	4	$ 1.90	100,000	$ 1.90
$9.69-$9.82	180,000	5	$ 9.76	-	-
$10.50-$13.88	561,375	5	$ 11.40	-	-

10.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  The Trust has estimated the net present value of its total asset retirement obligations to be $33.5 million as at September 30, 2004 based on total future liability of $66.9 million.  These payments are expected to be made over the next 25 years with the majority of costs incurred between 2010 and 2015.  The Trust used a credit adjusted risk free rate of 7.82 percent to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust's asset retirement obligations:

	September 30, 2004	December 31, 2003
Obligation, beginning of period	$ 21,701	$ 20,039
Increase in liabilities during the period	10,325	-
Settlement of liabilities during the period	-	-
Accretion expense	1,467	1,662
	$ 33,493	$ 21,701

11.

FINANCIAL INSTRUMENTS

Financial instruments

The Trust's financial instruments included in the Consolidated Balance Sheet consist of accounts receivable, accounts payable and accrued liabilities, distributions payable and bank and other debt. The fair value of these items approximated their carrying amount at September 30, 2004 and December 31, 2003 due to their short-term nature, except for Convertible Debentures, which had a fair market value at September 30, 2004 of $48.6 million.

Natural gas commodity price hedges

At September 30, 2004, the Trust had entered into financial forward gas sales arrangements as follows:

Type	Volume	Term	Fixed ($/GJ)	Floor ($/GJ)	Ceiling ($/GJ)

AECO Fixed Price	40,000 GJ/d	Apr 04 - Oct 04	$5.743
AECO Collar	7,500 GJ/d	Apr 04 - Dec 04		$5.00	$7.10
AECO Fixed Price	30,000 GJ/d	Nov 04 - Mar 05	$7.21
AECO Collar	5,000 GJ/d	Nov 04 - Mar 05		$6.60	$8.35
AECO Collar	10,000 GJ/d	Nov 04 - Mar 05		$6.75	$8.50
AECO Collar	5,000 GJ/d	Nov 04 - Mar 05		$6.75	$10.60
AECO Fixed Price	10,000 GJ/d	Apr 05 - Jun 05	$6.81

Had these contracts been settled on September 30, 2004, using prices in effect at that time, the mark-to-market settlement payment by PET would have totaled $3.4 million.

12.

GAS OVER BITUMEN ISSUE

The AEUB ordered the shut in, effective July 1, 2004, of Wabiskaw-McMurray natural gas production in northeast Alberta totalling approximately 123 MMcf/d, almost 1 percent of Alberta's 2003 daily average natural gas production.  As of of July 1, 2004 PET had shut-in wells producing approximately 17.2 MMcf/d  including 4.5 MMcf/d from the zones shut in on September 1, 2003 pursuant to Interim Shut-In Order 03-001.

On October 14, 2004 the Government of Alberta enacted amendments to the Natural Gas Royalty Regulation, 2002 (the "Regulations") with respect to natural gas in the Wabiskaw-McMurray formation in the Athabasca Oil Sands Area of Northeast Alberta.  The amended Regulations provide a mechanism whereby the Alberta Minister of Energy (the "Minister") at his own discretion can prescribe additional royalty calculation components that would result in a reduction in the royalty calculated through the Crown royalty system for operators of gas wells with respect to completed wells which have been denied the right to produce by the Alberta Energy and Utilities Board as a result of recent bitumen conservation decisions. The Minister has not yet announced if or when the additional royalty components will be prescribed.

The formula for calculation of the royalty reduction provided in the Regulations is:

0.5 x ((deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.4293/GJ))

On recommencement of production from zones previously ordered to be shut-in, gas producers will pay an incremental royalty to the Crown along with Alberta Gas Crown Royalties otherwise payable based on the number of years that gas production was shut-in.  The incremental rate of royalty will be established at 1 percent after the first year of shut-in increasing at 1 percent per annum based on the period of time such zones remained shut-in to a maximum of 10 percent.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

At September 30, 2004 the Trust had a balance of $2.0 million in accounts payable that related to deferred interim royalty reductions related to the gas bitumen issue.

Toronto Stock Exchange PMT.UN

Head Office
500, 630 – 4th Avenue SW Calgary, Alberta T2P 0J9
403.269.4400 t
403.269.4444 f
info@paramountenergy.com
www.paramountenergy.com

Management

Clayton H. Riddell
Chief Executive Officer

Susan L. Riddell Rose
President and Chief Operating Officer

Gary C. Jackson
Vice President, Land, Legal and Acquisitions

Kevin J. Marjoram
Vice President, Engineering and Operations

Brett Norris
Vice President, New Ventures and Geoscience

Jane E. Peck Hay
General Counsel

Cameron R. Sebastian
Vice President, Finance and Chief Financial Officer

Myra Jones
Corporate Secretary

Directors

Clayton H. Riddell[3]
Chief Executive Officer and Chairman of the Board
Paramount Energy Operating Corp.

Susan L. Riddell Rose[2]
President and Chief Operating Officer
Paramount Energy Operating Corp.

Karen A. Genoway[2][4]
Vice President, Land
Onyx Energy Inc.

Donald J. Nelson[1][2][3][4][5]
President
Fairway Resources Inc.

John W. Peltier[1][2][4][5]
President
Ipperwash Resources Ltd.

Howard R. Ward[1][4][5]
Partner
International Energy Counsel LLP

(1) Member of Audit Committee
(2) Member of Environmental Committee
(3) Member of Compensation Committee
(4) Member of Corporate Governance Committee
(5) Member of Reserve Committee

Investor Relations

Sue Showers
Communications and Investor Relations Advisor

Auditors

KPMG LLP

Bankers

Bank of Montreal
Canadian Imperial Bank of Commerce
Bank of Nova Scotia
National Bank of Canada
The Toronto-Dominion Bank

Reserve Evaluation Consultants

McDaniel & Associates Consultants Ltd.

Trustee Registrar And Transfer Agent

Computershare Trust Company of Canada

Forward-Looking Information

Certain information regarding Paramount Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, regulatory risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect PET's operations or financial results are included in PET's reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at PET's website (www.paramountenergy.com) or by contacting Paramount Energy Trust. Furthermore, the forward-looking statements contained in this quarterly report are made as of the date of this quarterly report, and Paramount does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.

SECTION 302 CERTIFICATIONS

EXHIBIT 31

I, Clayton H. Riddell, certify that:

1. I have reviewed this quarterly report of Paramount Energy Trust.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this quarterly report;

4. As the Registrant's certifying officer, I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the Registrant I have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which the quarterly report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation; and

(d) Disclosed in this report any changes in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the Registrant's auditors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

6. As the registrant's sole certifying officer I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 10, 2004

By:/s/ Clayton H. Riddell

Name:  Clayton H. Riddell

Title:    Chief Executive Officer (Principal

             Executive Officer)

SECTION 302 CERTIFICATIONS

EXHIBIT 31

I, Cameron R. Sebastian, certify that:

1. I have reviewed this quarterly report of Paramount Energy Trust.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this quarterly report;

4. As the Registrant's certifying officer, I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the Registrant I have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which the quarterly report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this  quarterly report based on such evaluation; and

(d) Disclosed in this report any changes in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the Registrant's auditors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

6. As the registrant's sole certifying officer I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 10, 2004

By:/s/ Cameron R. Sebastian

Name:  Cameron R. Sebastian

Title:  Vice President, Finance & Chief Financial Officer

            (Principal Accounting Officer)

EXHIBIT 32

CERTIFICATION PURSUANT TO

18 U.S.C. Section 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Paramount Energy Trust (the "Company") on Form 10-Q for the period ended September 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Clayton H. Riddell, Chief Executive Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 10, 2004

By:       /s/ Clayton H. Riddell

Name:  Clayton H. Riddell

Title:    Chief Executive Officer (Principal Executive Officer)

EXHIBIT 32

CERTIFICATION PURSUANT TO

18 U.S.C. Section 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Paramount Energy Trust (the "Company") on Form 10-Q for the period ended September 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Cameron R. Sebastian, Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 10, 2004

By: /s/ Cameron R. Sebastian

Name: Cameron R. Sebastian

Title:    Chief Financial Officer (Principal Accounting Officer)